UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Paratek Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0,001 par value per share

(Title of Class of Securities)

699374302

(CUSIP Number)

HBM Healthcare Investments (Cayman) Ltd.

Centennial Towers, 3rd Floor

2454 West Bay Road

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30. 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699374302

1.	Name of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,771,462(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,771,462(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,462(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.28%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 3,202 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 14,417,936 shares of the Issuer’s Common Stock outstanding as of October 30, 2014 as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

Item 1.                      Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Paratek Pharmaceuticals, Inc. (the “Issuer”). The Common Stock is listed on the NASDAQ Global Select Market under the ticker symbol PRTK. The Issuer’s principal executive office is located at 75 Kneeland Street, Boston, MA 02111.

Item 2.                      Identity and Background

(a)                     The entity filing this statement is HBM Healthcare Investments (Cayman) Ltd. (“HBM”).

(b)                     The address of the principal place of business for HBM is Governors Square, Suite #4-212-2, 23 Lime Tree Bay Ave., West Bay Road, Grand Cayman, Cayman Islands.

(c)                      HBM is an offshore venture capital investment entity that is engaged in the principal business of acquiring, holding and disposing of interests in various emerging growth companies for investment purposes.

(d)                     During the last five years, HBM has not been convicted in any criminal proceeding.

(e)                      During the last five years, HBM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                       HBM is an entity duly organized and existing under the laws of the Cayman Islands, British West Indies.

Item 3.                      Source and Amount of Funds or Other Consideration

In connection with the consummation of the business combination between Transcept Pharmaceuticals, Inc. (“Transcept”) and Paratek Pharmaceuticals, Inc. (“Paratek”), and in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2014, by and among Transcept, Paratek, Tigris Merger Sub, Inc., a wholly owned subsidiary of Transcept (“Merger Sub”), and Tigris Acquisition Sub, LLC (“Merger LLC”), pursuant to which Merger Sub merged with and into Paratek, with Paratek surviving as a wholly owned subsidiary of the Issuer (the “Merger”), HBM received an aggregate of 1,768,260  shares of Common Stock of the Issuer (which included warrants to purchase 3,202 shares of Common Stock of the Issuer) in exchange for all of its equity securities in Paratek.

Item 4.                      Purpose of Transaction

HBM acquired the shares of Common Stock and the warrant to purchase shares of Common Stock pursuant to the Merger.

HBM from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, HBM will take such actions with respect to its shares of Issuer’s capital stock as it deems appropriate, including, without limitation, purchasing and selling shares of Common stock; taking any action to further change the composition of the Issuer’s board of directors; and taking any other actions with respect to the Issuer or any of its securities in any manner permitted by law.

Item 5.                      Interest in Securities of the Issuer

(a) — (b) As of this date of this filing, HBM directly beneficially owns 1,771,462 shares of Common Stock, as a result of its beneficial ownership of (i) 1,768,260 shares of Common Stock; and (ii) 3,202 shares of Common Stock that may be purchased upon the exercise of a warrant that is exercisable within 60 days of the date of this report.  The aggregate number represents approximately 12.28% of the total shares of the Common Stock currently outstanding.

(c)                                                            Inapplicable, except as otherwise disclosed herein.

(d)                                                           Inapplicable.

(e)                                                            Inapplicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

The shares of Common Stock of the Issuer held of record by HBM are subject to a lock-up agreement pursuant to which each such record holder has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Common Stock, including, as applicable, shares received upon the exercise of warrants referred to above for a period of 90 days following the completion of the Merger on October 30, 2014.

Other than as described in this Schedule 13D, to the best of HBM’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to Be Filed as Exhibits

Exhibit 1 Form of Lock-up Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2014	HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc Lesieur
Name: Jean-Marc Lesieur
Title: Director